UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
 (Rule 13e-4)
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.001 per share
Options to Purchase Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Steven W. Streit
President and Chief Executive Officer
Green Dot Corporation
3465 East Foothill Blvd.
Pasadena, CA 91107
(626) 765-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
John C. Ricci, Esq.	William L. Hughes, Esq.
Green Dot Corporation	Philip J. Reuther, Esq.
3465 East Foothill Blvd.	Fenwick & West LLP
Pasadena, CA 91107	555 California Street, 12th Floor
(626) 765-2000	San Francisco, CA 94104
(415) 875-2300

CALCULATION OF FILING FEE

Transaction Value *	Amount of Filing Fee **
$4,507,000	$615

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 779,514 shares of the Class A common stock and 282,693 shares of the Class B common stock of Green Dot Corporation having an aggregate value of $4,507,000 will be exchanged for new options to purchase shares of Class A common stock of Green Dot Corporation and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 5, 2013.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $615	Filing Party: Green Dot Corporation

Form or Registration No.: 005-85599	Date Filed: April 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☑    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on April 10, 2013 relating to an offer (the "Exchange Offer") by Green Dot Corporation ("Green Dot" or the "Company") to certain of its employees to exchange certain outstanding options to purchase shares of the Company's Class B common stock granted under the Company's Amended and Restated 2001 Stock Plan and outstanding options to purchase shares of the Company's Class A common stock granted under the Company's 2010 Equity Incentive Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 10, 2013 (the "Offer to Exchange"). Except as amended and supplemented hereby, all terms of the Exchange Offer and the Offer to Exchange and all disclosures set forth in the Schedule TO and exhibits thereto remain unchanged.
ITEM 12. EXHIBITS.
     The Exhibit Index included in this Schedule TO is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 Schedule TO is true, complete and correct.
Dated: April 24, 2013

GREEN DOT CORPORATION

By:	/s/ Steven W. Streit
Name:	Steven W. Streit
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Amended and Restated Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 10, 2013

99(a)(1)(B) *	Form of Email Communication to Eligible Option Holders about Launch, dated April 10, 2013

99(a)(1)(C) *	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated April 10, 2013

99(a)(1)(D)	Form of Employee Amended and Restated FAQs about the Option Exchange Program

99(a)(1)(E) *	Employee Presentation Materials

99(a)(1)(F) *	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(G) *	Form of Countdown Reminder Email Communication to Eligible Option Holders

99(a)(1)(H) *	Green Dot's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 1, 2013, and incorporated herein by reference

99(a)(1)(I) *	Screenshots of Option Exchange Program website

99(a)(1)(J) *	Form of Paper Election Form

99(a)(1)(K) *	Form of Communication to Eligible Option Holders Confirming Option Exchange Election

99(a)(1)(L) *	Green Dot's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Stockholders filed with the SEC on April 10, 2013, and incorporated herein by reference

99(a)(1)(M) *	Green Dot's Current Report on Form 8-K filed with the SEC on March 5, 2013, and incorporated herein by reference

99(a)(1)(N) *	Green Dot's Current Report on Form 8-K filed with the SEC on April 10, 2013, and incorporated herein by reference

99(b)	Not applicable

99(d)(1)(A) *
Second Amended and Restated 2001 Stock Plan and forms of notice of stock option grant, stock option agreement and stock option exercise letter (incorporated herein by reference to Exhibit 10.02 to Amendment No. 3 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 2, 2010)

99(d)(1)(B) *
2010 Equity Incentive Plan and forms of notice of stock option grant, stock option award agreement, notice of restricted stock award, restricted stock agreement, notice of stock bonus award, stock bonus award agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award, restricted stock unit award agreement, notice of performance shares award and performance shares agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 4 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 29, 2010)

99(d)(1)(C) *
Ninth Amended and Restated Registration Rights Agreement by and among Green Dot, certain stockholders and certain warrant holders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Amendment No. 4 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 29, 2010)

99(d)(1)(D) *
First Amendment to Ninth Amended and Restated Registration Rights Agreement by and among Green Dot, certain stockholders and certain warrant holders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Amendment No. 7 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 19, 2010)

99(d)(1)(E) *
Second Amendment to Ninth Amended and Restated Registration Rights Agreement, dated as of December 8, 2011, by and among Green Dot and certain stockholders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Current Report on Form 8-K, File No. 001-34819, filed with the SEC on December 11, 2011)

99(d)(1)(F) *
Warrant to purchase shares of common stock of Green Dot (incorporated herein by reference to Exhibit 10.15 to Amendment No. 6 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 13, 2010)

99(d)(1)(G) *
Amendment No.1 to Warrant to purchase shares of common stock of Green Dot (incorporated herein by reference to Exhibit 10.24 to Annual Report on Form 10-K, File No. 001-34819, filed with the SEC on March 1, 2013)

99(d)(1)(H) *
Class A Common Stock Issuance Agreement, dated as of May 27, 2010, between Green Dot and Wal-Mart Stores, Inc. (incorporated herein by reference to Exhibit 10.17 to Amendment No. 6 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 13, 2010)

99(g)	Not applicable

99(h)	Not applicable
__________________________________
* Previously Filed